UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                               (Amendment No. 4) *


                    Under the Securities Exchange Act of 1934

                   Advance Display Technologies, Inc. ("ADTI")
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                                (Name of Issuer)

                     Common Stock, $.001 par value per share
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                         (Title of Class of Securities)

                                   007422306 5
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                                 (CUSIP Number)


             David J. Babiarz, Esq., Overton, Babiarz & Sykes, P.C.
             ------------------------------------------------------
    7720 East Belleview Avenue, Ste. 200, Englewood, CO 80111; (303) 779-5900
    -------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                     6/5/98
              -----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

CUSIP No.       007422306

1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Mark L. Schneider

2         Check the Appropriate Box if a Member of a Group       a  [ ]

                                                                 b  [ ]

3         SEC USE ONLY

4         Source of Funds *

          PF

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6         Citizenship or Place of Organization

          United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7         Sole Voting Power:                 2,818,770

8         Shared Voting Power:               0

9         Sole Dispositive Power:            2,818,770

10        Shared Dispositive Power:          0

11        Aggregate  Amount   Beneficially   Owned  by  Each  Reporting  Person:
          2,818,770

12        Check Box if the Aggregate  Amount in Row (11) Excludes Certain Shares
          *  [ ]

13        Percent of Class Represented by Amount in Row (11):     11.06%

14        Type of Reporting Person *

          IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1:   SECURITY AND ISSUER

     This Schedule relates to the acquisition of beneficial ownership of Common Stock, $.001 par value per share of Advance Display Technologies, Inc.
(hereinafter the "Company"), whose principal place of business is located at 1251 South Huron Street, Unit C, Denver, Colorado 80223.

ITEM 2:   IDENTITY AND BACKGROUND

     a.   Name--Mark L. Schneider

     b.   Address--4643 South Ulster Street, Suite 1300, Denver, Colorado 80237

     c. Occupation-- Mr. Schneider is the executive vice-president of United International Holdings, Inc. The principal office of United International Holdings, Inc. is located at 4643 South Ulster Street, Suite 1300, Denver, Colorado 80237, and its principal business is the development and operation of multi-channel television systems and related telecommunications businesses.

     d. During the past five years, Mr. Schneider has not been convicted in any criminal proceeding.

     e. During the past five years, Mr. Schneider has not been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violation of, prohibiting or mandating activities subject to, Federal or state securities laws.

     f.   Mr. Schneider is a citizen of the United States of America.


Item 3:   SOURCE OF FUNDS OR OTHER CONSIDERATION

     The Reporting Person acquired a convertible promissory note in the amount of $50,000 (the "Note") from the Company through a private placement transaction on June 5, 1998. Such Note is immediately convertible into shares of the Company's Common Stock at the rate of $.1615 per share, at the election of the holder. The funds used to acquire the Note were the personal funds of the Reporting Person.

Item 4:   PURPOSE OF TRANSACTION

     The ownership which is the subject of this Schedule was acquired by Mr. Schneider for the purpose of investment. Mr. Schneider has no plan to effect any transaction which would have the effect of, or result in, any of the following:

     a. The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; provided, however that the Reporting Person may review his investment in the Company from time to time and make adjustments in his holdings as he deems appropriate;

     b.   An   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving the Company or any of its subsidiaries;

     c. A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

     d. Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     e. Any material change in the present capitalization or dividend policy of the Company;

     f. Any other material change in the Company's business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     g. Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     h. Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     i. A class of equity securities of the Company become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1934; or

     j.   Any action similar to any of those enumerated above.


ITEM 5:   INTEREST IN SECURITIES OF THE ISSUER

     a. As of the date of the filing of this Schedule, Mr. Schneider is deemed to beneficially own 2,818,770 shares of Common Stock of the Company. Such amount includes 2,509,173 shares of Common Stock owned directly by the reporting person, and 309,597 shares of Common Stock underlying the Note described in Item 3 above which is immediately convertible. Mr. Schneider's beneficial ownership represents 11.06% of the issued outstanding Common Stock of the Company as of the date of this report.

     b. Mr. Schneider has the sole power to vote and dispose of 2,818,770 shares of a Common Stock beneficially owned by him.

     c. On June 5, 1998, the reporting person acquired the Note which is immediately convertible into shares of the Company's Common Stock at the rate of $.1615 per share at the election of the holder.

     d.   Not applicable.

     e.   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The reporting person is the adult son of Gene W. Schneider and a limited partner in G. Schneider Holdings Co. Gene W. Schneider is the beneficial owner of more than 10% of the Company's Common Stock, Chairman of the Board of Directors and general partner of Gene Schneider Holdings Co., also the beneficial owner of more than 10% of the Company's Common Stock. Pursuant to such relationships, the Reporting Person may consult with Gene W. Schneider with regard to voting, acquisition, or disposition of the Company's Common Stock. However, the Reporting Person disclaims the existence of any agreement or understandings with such entities with regard to the Common Stock of the Company.

ITEM 7:   MATERIAL TO BE FILED AS EXHIBITS

     There is no material required to be filed as exhibits to this Schedule.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Statement to Schedule 13D is true, correct and complete.



/s/ Mark L. Schneider
----------------------------------       Date:   July 7, 1998
Mark L. Schneider                             ----------------------------------